January 28, 2011

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Re: Nuveen Ohio Dividend Advantage Municipal Fund
    File Numbers: 333-171482, 811-9463

    Nuveen Dividend Advantage Municipal Fund 3
    File Nos. 333-171576; 811-10345

Dear Ms. Winick:

        We have reviewed the registration statements on Form N-2 for the funds named above
(the "Funds"), filed on December 30, 2010 and January 6, 2011, respectively. The filings were
made for the purpose of registering MuniFund Term Preferred Shares. Based on our review of
the registration statements, we have the following comments. The captions used below
correspond to the captions the Nuveen Ohio Dividend Advantage Municipal Fund (the "Ohio
Fund") uses in its registration statement. Please note, however, that the comments we give in
one section are applicable to other sections of the registration statement that contain similar
disclosure and that the comments we give with respect to the Nuveen Ohio Dividend Advantage
Municipal Fund also apply to the Nuveen Dividend Advantage Municipal Fund 3 (the
"Municipal Fund"), unless otherwise indicated.

PROSPECTUS

Cover Page

1.   The first sentence of the second to last paragraph should indicate that the prospectus
   "sets forth concisely" the information about the registrant. See Item 1.1.d. of Form N-2.

Prospectus Summary – Investment Objectives and Policies (Page 9)

2.   Indicate the average maturity of the municipal securities in which the Fund invests.

Financial Highlights (Page 20)

3.   The headings "Distributions from Net Investment Income to Preferred Shareholders"
   and "Distributions from Capital Gains to Preferred Shareholders" should be moved from
   under the heading "Investment Operations" to under the heading "Less Distributions." See
   Item 4.1 of Form N-2.

Use of Proceeds (Page 22)

4.   The prospectus states that the redemption of the MuniPreferred shares is expected to occur within four weeks of the closing of the offering. The Ohio Fund prospectus also states that "Any net proceeds from the sale of MTP Shares that remain after giving effect to the contemplated refinancing and redemption of a portion of the Fund's outstanding MuniPreferred shares will be invested in accordance with the Fund's investment policies." Is the same true for the Municipal Fund? You should also disclose when the proceeds will be invested in accordance with the Fund's investment objectives (if it will be longer than the four weeks). See Item 7.2 of Form N-2.

General Risks of Investing in the Fund (Page 51)

5.   With respect to the Ohio Fund only, under the sub-heading "Municipal Securities Market Risk", the Fund discloses that the taxing power of any government entity may be limited by provisions of state constitutions or laws. Since the Fund invests primarily in municipal securities issued by the state of Ohio, please disclose any such limits in the state constitution or laws of the state of Ohio, if applicable.

Investment Adviser and Portfolio Managers (Page 56)

6.   With respect to the Ohio Fund only, the third paragraph suggests that Daniel J. Close is is the Fund's portfolio manager but does not specifically identify him as such. Accordingly, please identify Daniel J. Close as the Fund's portfolio manager in this section. With respect to both Funds, for each portfolio manager, please state his length of service as the Funds' portfolio manager. See Item 9.1.c. of Form N-2.

Investment Management Agreement (Page 58)

7.   In the paragraph stating that the basis for the Board's continuation of the Fund's investment management agreement will be provided in the annual or semi-annual report, provide the period covered by the relevant report. See Item 9.1.b.(4) of Form N-2.

Underwriters (Page 69)

8.   Include the principal business address for all underwriters (including Nuveen Investments, LLC). See Item 5.1.a. of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Board Leadership Structure and Risk Oversight (SAI Page 30)

9.   State whether the "various sources" from which the Nominating and Governance Committee receives suggestions for nomination includes Fund security holders. See Item 18.5.b.(4) of Form N-2.

Portfolio Manager (Page 38)

10.   Revise the reference to "202-942-8090" to read "202-551-8090". Also revise the reference to "20549" to read "20549-0102". Disclose whether the code of ethics permits investment in securities, including securities that may be purchased or held by the Fund. See Item 18.15 of Form N-2.

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to each Fund acknowledging that:

> the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;
>
> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
>
> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;
>
> the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for each Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel